As filed with the Securities and Exchange Commission on May 28, 2003
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Rogers Communications Inc.

(Exact name of Registrant as specified in its charter)

British Columbia	4841	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475	David P. Miller, Esq. Rogers Communications Inc. 333 Bloor Street East 10th Floor Toronto, Ontario M4W 1G9	Christopher J. Cummings, Esq. Shearman & Sterling Commerce Court West 199 Bay Street Suite 4405 Toronto, Ontario Canada M5L 1E8

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

     It is proposed that this filing shall become effective (check appropriate box)

A. ☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☑	at some future date (check the appropriate box below).

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on .

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☑	after the filing of the next amendment to this Form (if preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box    ☐.

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum	Amount of
Title of each class of	Amount to be	offering price	aggregate	registration
securities to be registered	registered	per unit(1)	offering price	fee

Class B Non-Voting shares	12,722,647	U.S.$14.295	U.S.$181,870,239	U.S.$14,714

(1)	Estimated solely for the purpose of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

TABLE OF CONTENTS

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
EXCHANGE RATE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDENDS
PRICE RANGE AND TRADING VOLUMES OF CLASS B NON-VOTING SHARES
CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
PRINCIPAL SHAREHOLDERS
UNDERWRITING
CERTAIN INCOME TAX CONSIDERATIONS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF CIVIL LIABILITIES
AUDITORS, TRANSFER AGENT AND REGISTRAR
LEGAL MATTERS
INDEPENDENT CHARTERED ACCOUNTANTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III
Item 1. Undertaking
Item 2. Consent to Service of Process
SIGNATURES
POWER OF ATTORNEY
UNDERWRITING AGREEMENT
CONSENT OF KPMG LLP
CONSENT OF TORYS LLP
CONSENT OF DAVIES WARD PHILLIPS & VINEBERG LLP

PART I

INFORMATION REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

I-1

The information in this Prospectus is not complete and may be changed. Rogers Communications Inc. may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2003

PROSPECTUS

ROGERS COMMUNICATIONS INC.

CDN$250,000,000

12,722,647 CLASS B NON-VOTING SHARES

      The outstanding Class B Non-Voting shares of Rogers Communications Inc. (“RCI”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol RCI.B and on the New York Stock Exchange (the “NYSE”) under the symbol RG. The closing price of the Class B Non-Voting shares on May 27, 2003 on the TSX was Cdn$19.91 and on the NYSE was US$14.44. The 12,722,647 Class B Non-Voting shares offered hereby (the “Offered Shares”) are being sold in Canada and the United States by TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Griffiths McBurney & Partners (the “Underwriters”). See “Underwriting”.

       SEE “RISK FACTORS” BEGINNING ON PAGE 5 FOR A DISCUSSION OF INVESTMENT CONSIDERATIONS APPLICABLE TO THE CLASS B NON-VOTING SHARES.

PRICE: CDN$19.65 PER CLASS B NON-VOTING SHARE

Net Proceeds to
	Price to Public	Underwriters’ Fee	RCI(1)

Per Class B Non-Voting share	Cdn$19.65	Cdn$0.786	Cdn$18.864
Total	Cdn$250,000,000	Cdn$10,000,000	Cdn$240,000,000

(1)	Before deducting the expenses of the offering, estimated to be Cdn$1,000,000.

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      RCI is permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. RCI prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

      Owning the Class B Non-Voting shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.

      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because RCI is amalgamated under the laws of British Columbia, most of its officers and directors and some of the experts named in this prospectus are Canadian residents, and most of RCI’s assets are located in Canada.

(Continued on next page)

Sole Bookrunner

TD Securities	Scotia Capital

CIBC World Markets	RBC Capital Markets

Griffiths McBurney & Partners Corp.

                    , 2003

      The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale if, as and when issued by RCI and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of RCI by Torys LLP, Toronto, Ontario and Cravath, Swaine & Moore LLP, New York, New York, and on behalf of the Underwriters by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and Shearman & Sterling, Toronto, Ontario. Each of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which is a lender to RCI and/or certain of its subsidiaries and to which RCI and/or its subsidiaries are presently indebted. Accordingly, under applicable securities laws, RCI may be considered a “connected issuer” of each of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., and RBC Dominion Securities Inc. in connection with this offering. For more information, see the section entitled “Underwriting”.

      Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Class B Non-Voting shares will be available for delivery at the closing, which will take place on or about June 12, 2003, or such other date as RCI and the Underwriters may agree but in any event not later than July 17, 2003.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell Class B Non-Voting shares and seeking offers to buy Class B Non-Voting shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class B Non-Voting shares.

      Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the Underwriters make any representation as to the accuracy of the information.

      Unless the context otherwise requires, all references to “RCI,” the “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries.

      This prospectus and the documents incorporated by reference herein include references to certain Internet websites that we maintain. None of these websites or their content forms a part of this prospectus.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements concerning the business, operations and financial performance and condition of RCI. When used in this prospectus, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. More detailed information about these and other factors is included in this prospectus under the section entitled “Risk Factors”. Many of these factors are beyond our control; therefore, future events may vary substantially from what we currently foresee. You should not place undue reliance on such forward-looking statements. We are under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, see Note 22 to our audited consolidated financial statements. We publish our consolidated financial statements in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to “Cdn$” and “$” are to Canadian dollars and references to “US$” are to U.S. dollars.

EXCHANGE RATE INFORMATION

      The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average noon exchange rates for such periods; and (iii) the high and low noon exchange rates during such periods, based on the inverse of the rates quoted by the Bank of Canada.

		December 31,
	March 31,
	2003	2002	2001	2000

Closing	$0.6806	$0.6331	$0.6279	$0.6666
High	0.6781	0.6329	0.6242	0.6413
Low	0.6814	0.6342	0.6695	0.6973
Average	0.6742	0.6368	0.6458	0.6733

      On May 27, 2003, the noon rate payable in U.S. dollars for each Cdn$1.00 as reported by the Bank of Canada was US$0.7275.

ii

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

•	the audited consolidated financial statements of RCI as at and for the years ended December 31, 2001 and 2002, together with the auditors’ report thereon, and management’s discussion and analysis in respect of these statements;

•	the interim unaudited consolidated financial statements of RCI as at March 31, 2003 and for the three months ended March 31, 2002 and 2003, and management’s discussion and analysis in respect of these statements;

•	the Information Circular dated April 25, 2003 (except for the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”) distributed in connection with the annual meeting of shareholders of RCI to be held on May 30, 2003;

•	the Annual Information Form of RCI dated May 14, 2003; and

•	the Material Change Report of RCI, relating to the adoption of a dividend policy, dated May 28, 2003.

      Any document of the type referred to in the preceding paragraph along with any material change reports (other than any confidential material change reports) filed by RCI with a securities commission or similar regulatory authority in any province of Canada, after the date of this prospectus and before the termination of this offering, will be deemed to be incorporated by reference in this prospectus.

      ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION OF A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated by reference herein and not delivered with this prospectus may be obtained upon request without charge from the Corporate Secretary, Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777 or by accessing the disclosure documents available through the Internet, on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, or the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of RCI at the above-mentioned address and telephone number.

iii

SUMMARY

      This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. As a result, it does not contain all of the information that you should consider before investing in our Class B Non-Voting shares. You should read the entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference.

Rogers Communications Inc.

      We are a diversified national Canadian communications company engaged in cable television, Internet access and video retailing through our wholly owned subsidiary, Rogers Cable Inc. (“Rogers Cable” or “Cable”); in wireless voice, data and messaging services through our 55.8% owned subsidiary, Rogers Wireless Communications Inc. (“Rogers Wireless” or “Wireless”); and in radio and television broadcasting, televised shopping, consumer magazines and trade and professional publications through our wholly owned subsidiary, Rogers Media Inc. (“Rogers Media” or “Media”). In addition, we hold other investment interests such as our interest in the Toronto Blue Jays Baseball Club, and in a pay-per-view movie service, as well as in several digital specialty channels, all of which are accounted for by the equity method.

Our Business

Rogers Cable

      Rogers Cable is Canada’s largest cable television company, serving approximately 2.3 million basic subscribers, representing approximately 31% of basic cable subscribers in Canada. Cable also provides digital cable services to approximately 434,600 subscribers and broadband Internet service to approximately 689,700 subscribers at March 31, 2003. Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Cable’s Ontario cable systems, which comprise approximately 90% of these basic cable subscribers, are concentrated in three principal clusters: (i) in and around the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada; and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers. Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At March 31, 2003, 98% of the homes passed in Cable’s service areas had digital cable available and 94% of the homes passed were two-way capable. Cable also offers videocassette, Digital Video Disc (“DVD”) and video game sales and rentals through Rogers Video (“Video”), Canada’s second largest chain of video stores. There were 270 Rogers Video Stores at March 31, 2003, many of which provide subscribers with the ability to pay their cable television, Internet or Rogers Wireless bills, to pick up and return cable TV and Internet equipment, and to purchase wireless handsets, services and accessories.

Rogers Wireless

      Rogers Wireless is a leading Canadian wireless communications service provider serving approximately 3.75 million customers at March 31, 2003, including approximately 3.5 million wireless voice and data subscribers and approximately 289,000 one-way messaging subscribers. Wireless operates both a Global System for Mobile Communications/ General Packet Radio Service (“GSM/GPRS”) network, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog network. The GSM/GPRS network provides coverage to approximately 93% of the Canadian population nationally. The seamless TDMA and analog network provides coverage to approximately 83% of the Canadian population in digital mode and approximately 93% of the Canadian population in analog mode. Wireless markets its products under the co-brand “Rogers AT&T Wireless”. Wireless estimates that its approximately 3.5 million wireless voice and data subscribers represent approximately 12% of the Canadian population residing in its coverage area. The service coverage of Wireless also extends throughout the U.S. and in approximately 70 countries throughout the world through roaming agreements with AT&T Wireless Services, Inc. (“AWE”) and other wireless communications providers. Wireless is 55.8% owned by us and 34.3% owned by AWE, with the balance publicly held.

Rogers Media

      Rogers Media holds our radio and television broadcasting operations, our consumer and trade publishing operations, and our televised shopping service. The Broadcasting group (“Broadcasting”) comprises 43 radio stations across Canada (32 FM and 11 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licenced to provide regional sports programming across Canada (Rogers Sportsnet), and Canada’s only nationally televised shopping service (The Shopping Channel). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network, TechTV Canada, The Biography Channel Canada, MSNBC Canada and Mystery Channel. The Publishing group (“Publishing”) produces over 80 consumer magazines and trade and professional publications and directories. In addition to the more traditional broadcast and print media platforms, the Media group also delivers content over the Internet for many of the individual broadcasting and publishing properties.

Our Strategy

      Our strategic initiatives include the following:

      Rogers Communications. Our business strategy is to maximize revenue, operating profit and return on our invested capital by maintaining and enhancing our position as one of Canada’s leading national diversified media and communications companies. Our objective is to be Canadians’ preferred provider of communications, entertainment and information services. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels and marketing opportunities across our group of companies to create value for our customers and shareholders. We help to identify and facilitate opportunities for our businesses to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses to improve operating efficiencies and capital utilization by sharing infrastructure and corporate services. During 2002, the sharing of call centre and information technology infrastructure enabled us to form a combined Cable and Wireless customer service group serving the needs of both Cable and Wireless customers and also to begin offering a combined bill for customers who subscribe to both Cable and Wireless services.

      Rogers Cable. Cable seeks to maximize its revenue, operating profit and return on its invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced cable services including digital cable, Internet access, expanded pay-per-view, Video-On-Demand (“VOD”) and high-definition television. Cable’s strategies to achieve this objective include:

•	clustering of cable systems in and around metropolitan areas;

•	offering a wide selection of products and services;

•	maintaining technologically advanced cable networks;

•	continuing to focus on increased quality and reliability of service;

•	leveraging its relationships within our group of companies to identify opportunities for bundled product and service offerings; and

•	continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of a diversified media and communications company.

      Rogers Wireless. Wireless seeks to maximize its revenue, operating profit and return on investment by providing high-quality, leading-edge wireless voice and data communications products and services in Canada. Wireless’ strategies to achieve this objective include:

•	optimizing incremental customer mix through focusing its efforts on acquiring postpaid business and youth customers while reducing its emphasis on its prepaid services;

•	managing its existing customer base to increase revenues while reducing subscriber deactivations, or churn;

•	focusing on offering products and services that are profitable and competitive within the industry marketplace;

•	leveraging strategic relationships such as those developed within our group of companies and with AWE; and

•	maintaining a technologically advanced network to leverage the advantages of new and leading edge technologies, services, handsets and devices.

      Rogers Media. Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:

•	continuing to leverage its strong brand names, both within Media by cross-promoting its properties across each of its media formats and with the promotion of the “Rogers” brand;

•	focusing on specialized content and audiences through continued development of its portfolio of specialty channel investments, radio properties and publications; and

•	focusing on organic growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms.

Recent Developments

      In May 2003, the RCI Board of Directors adopted a dividend policy that provides for the payment, each year, of dividends aggregating $0.10 per share on each outstanding Class A Voting share and Class B Non-Voting share held as of the record date, as determined by the Board. The dividend payments, payable twice yearly in the amount of $0.05 per share, are scheduled to be made on the first trading day following January 1 and July 1 in each year, commencing July 2, 2003. This policy will result in a semi-annual payment of dividends on the Series E Preferred shares in the amount of $0.05 per share. The dividend policy will be reviewed periodically by the Board. The declaration and payment of dividends, including the dividend intended for July 2, 2003, are at the sole discretion of the Board and depend on various factors which the Board may consider. See “Dividends”.

      On April 14, 2003, RCI redeemed all of its outstanding 9 1/8% Senior Notes due 2006 in an aggregate principal amount of US$54,643,000, together with accrued interest. The redemption price was 101.521%.

The Offering

Class B Non-Voting shares offered	12,722,647 Class B Non-Voting Shares

Class B Non-Voting shares to be outstanding after the offering	175,598,012 Class B Non-Voting Shares

Use of proceeds	We will use the net proceeds from the sale of our Class B Non-Voting shares, together with other available funds, to redeem certain of our outstanding indebtedness and for general corporate purposes. See “Use of Proceeds”.

Toronto Stock Exchange symbol	RCI.B

New York Stock Exchange symbol	RG

      The number of Class B Non-Voting shares to be outstanding after the offering is based on the number of Class B Non-Voting shares outstanding at March 31, 2003 and excludes Class B Non-Voting shares that may be issuable upon the exercise of RCI’s convertible securities. See “Description of Share Capital”.

RISK FACTORS

      In considering whether to purchase our Class B Non-Voting shares, you should carefully consider all the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the following risk factors.

Risks Relating to RCI

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations

      As a holding company, RCI’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by RCI through the issuance of equity and debt and from the sale of assets.

      Substantially all of RCI’s business activities are operated by its subsidiaries, other than certain centralized functions such as payables, remittance processing, call centres and certain shared information technology functions. All of RCI’s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to RCI whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to RCI by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations. The subsidiaries are parties to various agreements, including loan agreements, that restrict the ability of the respective subsidiaries to pay cash dividends or make advances or other payments to RCI.

We Are Controlled By One Shareholder, Whose Interests May Conflict With Those of Other Shareholders

      As at April 1, 2003, there were outstanding 56,240,494 Class A Voting shares of RCI. To the knowledge of the directors and officers of RCI, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of RCI is Edward S. Rogers. Edward S. Rogers beneficially owns or controls 51,116,099 Class A Voting shares of RCI, representing approximately 90.9% of the issued and outstanding Class A Voting shares, which class is the only class of issued shares carrying the right to vote in all circumstances. Accordingly, Edward S. Rogers is, and will continue to be after this offering, able to elect a majority of the board of directors of RCI and to control the vote on matters submitted to a vote of RCI’s shareholders. The interests of Edward S. Rogers may not correspond with those of other shareholders. For purposes of the foregoing, a reference to “Edward S. Rogers” includes Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of RCI, and certain corporations, other than RCI and its subsidiaries, owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family.

The Operation of Our Business Requires Substantial Capital, and There Is No Guarantee That Financing Will Be Available to Meet Those Requirements

      The operation of RCI’s networks, the marketing and distribution of its products and services and future technology upgrades of the networks will require substantial capital resources. RCI and its subsidiaries had approximately $5.7 billion of long-term debt outstanding at March 31, 2003. RCI currently expects capital spending on a consolidated basis in 2003 to range from $930 to $990 million. Significant additional capital expenditures will also be required during 2004 and thereafter.

      The actual amount of capital required to finance RCI’s and its subsidiaries’ operations and network development may vary materially from its estimates. RCI and its subsidiaries may incur significant additional capital expenditures in 2003 and thereafter as a result of unforeseen delays in the development of its networks, cost overruns, customer demand, unanticipated expenses, regulatory changes or other events that affect their businesses, and may need to obtain additional funds as a result of these unforeseen events. RCI anticipates that additional debt financing may be needed to fund cash requirements in the future. RCI and its subsidiaries cannot predict whether such financing will be available, what the terms of such additional financing would be or whether existing debt agreements would allow additional financing at that time. If RCI and its subsidiaries cannot obtain additional financing when needed, they will have to delay, modify or abandon some of their plans. This could slow their growth and negatively impact the ability of RCI and its subsidiaries to compete.

Our Substantial Leverage May Have Adverse Consequences

      The substantial debt of RCI and its subsidiaries may have important consequences. For instance, it could:

•	make it more difficult for RCI and its subsidiaries to satisfy their financial obligations;

•	require RCI and its subsidiaries to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under the debt of RCI and its subsidiaries, which will reduce funds available for other business purposes;

•	increase the vulnerability of RCI and its subsidiaries to general adverse economic and industry conditions;

•	limit the flexibility of RCI and its subsidiaries in planning for, or reacting to, changes in their businesses and the industries in which they operate;

•	place RCI and its subsidiaries at a competitive disadvantage compared to some of its competitors that have less financial leverage; and

•	limit the ability of RCI and its subsidiaries to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

      The ability of RCI and its subsidiaries to satisfy its obligations and to reduce its total debt depends on the future operating performance of RCI and its subsidiaries and on economic, financial, competitive and other factors, many of which are beyond the control of RCI and its subsidiaries. The business of RCI and its subsidiaries may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute their business strategies.

We May Experience Adverse Effects due to Exchange Rate and Interest Rate Fluctuations

      Nearly all of our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange rate risk on our U.S. dollar denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last three years. See “Exchange Rate Information”. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations, see the section entitled “Interest Rate and Foreign Exchange Management” in our 2002 management’s discussion and analysis, incorporated by reference in this prospectus.

Regulatory Changes Could Adversely Affect Our Results of Operations

      Substantially all of the business activities of RCI and its subsidiaries (except for the non-broadcasting operations of Rogers Media) are regulated by the Canadian Federal Department of Industry, Science and Technology, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”) and the CRTC under the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and the Broadcasting Act (Canada), and accordingly RCI’s results of operations on a consolidated basis are affected by changes in regulations and decisions by these regulators. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that RCI or its subsidiaries must distribute, the rates RCI or its subsidiaries may charge to provide access to its network by third parties, resale of its networks and roaming on to its networks, the operation and ownership by RCI or its subsidiaries of its communications systems and the ability of RCI or its subsidiaries to acquire an interest in other communications systems. In addition, the cable, cellular, PCS, paging and broadcasting licences of RCI or its subsidiaries may not generally be transferred without regulatory approval. Changes in the regulation of the business activities of RCI and its subsidiaries, including decisions by regulators affecting RCI’s and its subsidiaries’ operations (such as the granting or renewal of licences or decisions as to rates RCI or its subsidiaries may charge its customers), or changes in interpretations of existing regulations by courts or regulators, could adversely affect RCI’s consolidated results of operations.

Restrictions on Non-Canadian Ownership and Control May Adversely Affect Our Cost of Capital

      The regulated subsidiaries of RCI must be Canadian-owned and controlled under requirements enacted or adopted under the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). The requirements generally provide that Canadians must own at least 80% of the voting shares of the regulated entities, at least 80% of the members of the board of directors must be Canadian, and the entities must not be controlled in fact by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a parent company, such as RCI or Rogers Wireless, may be held by non-Canadians and the parent company must not be controlled in fact by non-Canadians in order that such parent corporation may qualify as Canadian. These restrictions on non-Canadian ownership and control may have an adverse effect on us, including on our cost of capital. The Articles of RCI and Rogers Wireless contain provisions which constrain the issue and transfer of certain classes of shares, including the Class B Non-Voting shares, for the purpose of ensuring that the corporations and their subsidiaries remain eligible to hold licences or to carry on businesses which are subject to non-Canadian ownership and control restrictions. RCI and its subsidiaries are in compliance with all applicable Canadian ownership and control requirements.

Our Relationship with Rogers Wireless May Create Conflicts of Interest

      Because Restricted Voting shares of Rogers Wireless representing approximately 10% of Rogers Wireless’ total equity are currently publicly traded, RCI’s transactions with Rogers Wireless and its subsidiaries are currently subject to Rogers Wireless’ obligation to its minority shareholders. The directors and officers of RCI who are also directors or officers of Rogers Wireless have certain fiduciary duties to Rogers Wireless and may find themselves in a position where their duties as a director or officer of RCI are in conflict with their duties as a director or officer of Roger Wireless with respect to transactions involving the two corporations. There can be no assurance that any such conflict will be resolved in favour of RCI.

We May Engage in Unsuccessful Acquisitions and Divestitures

      Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

Risks Relating to Our Cable Business

Cable May Fail to Achieve Expected Revenue Growth from New and Advanced Cable Products and Services

      It is expected that a substantial portion of future growth will be achieved from new and advanced cable products and services. Accordingly, Cable has invested significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services, and has invested significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. Alternatively, Cable may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Cable’s failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect on Cable’s business and financial condition.

Cable Faces Substantial Competition

      Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (“ISPs”) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors. Competitors of cable include direct-to-home, or DTH, satellite providers, and other distributors of multi-channel television signals to homes for a fee, including “grey market” satellite service providers, which are U.S. direct broadcast satellite, or DBS, providers whose signals are not sold but can be acquired in Canada, microwave multi-point distribution system, or MMDS, operators, satellite master antennae television systems, or SMATVs, and over-air television broadcasters. Other competitors of the cable television business are providers of “black market”, pirate systems to Canadian customers that enable customers to take, without paying a fee, programming services from U.S. satellite providers by defeating the operation of the systems preventing unauthorized access. Competitors of the high-speed Internet business include other ISPs offering competing residential and commercial Internet access services. Competitors of the videocassette, DVD and video games sales and rental business include other video rental and retail outlets, as well as alternative entertainment media, such as theatres, sporting events, pay-per-view services and broadcasting services, as well as competition from emerging VOD services introduced by cable television providers. In addition, the Canadian Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

Forecasting PP&E Expenditures May Become More Difficult, Which May Increase the Volatility of Our Operating Results

      An increasing component of Cable’s property, plant and equipment (“PP&E”) expenditures will be to support a series of more advanced services. These services include Cable’s Internet, digital television, VOD and other enhanced services that require advanced subscriber equipment. A substantial component of the capital required to support these services will be demand driven. As a result, forecasting PP&E expenditure levels for Cable will likely become less precise, which may increase the volatility of our operating results from period to period.

Failure by Programming Suppliers to Continue Their Operations May Reduce Cable’s Revenue

      There are over 70 digital specialty channels currently available in Canada. Cable believes that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cause them to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on Cable’s revenue.

Cable is Required to Provide Access to Its Cable Systems to Third Party Internet Providers, Which May Result in Increased Competition

      Cable is required by the CRTC to provide access to its cable systems to third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and is currently considering proposed rates for third party interconnection and other outstanding terms and conditions of the service. As a result of the requirement that Cable provide access to third party ISPs, Cable may experience increased competition for high-speed Internet retail subscribers. In addition, these third party providers would utilize network capacity that Cable could otherwise use for its own retail subscribers. We are in the process of providing access to our network to a third party that signed the prescribed form of agreement with Cable in late 2002.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Its Business

      Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable applies to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, in a recent decision, the Supreme Court of Canada has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased. A number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and distribution undertakings such as RCI. The Federal Court of Canada has denied this appeal. The municipalities have now sought leave to the Supreme Court of Canada. If leave is granted and the appeal is successful, the costs of deploying facilities in urban areas could also be significantly increased.

Risks Relating to Our Wireless Business

Wireless May Fail to Achieve Expected Revenue Growth From New and Advanced Wireless Services

      It is expected that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, Wireless has invested significant capital resources in the development of the GSM/ GPRS network in order to offer these services. However, consumers may not provide sufficient demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Wireless’ failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, could slow revenue growth and have a material adverse effect on its business and financial condition.

Wireless May Face Increased Competition

      Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. A Canadian parliamentary committee recently issued a report recommending the relaxation of these limits. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, either through the acquisition of wireless licences or of a holder of wireless licences. Such companies could have significantly greater capital resources than Wireless.

Price Competition Could Adversely Affect Wireless’ Churn Rate

      Aggressive pricing over time has reduced Canadian wireless communications pricing to among the lowest in the industrialized world. Wireless believes that competitive pricing is a factor in causing churn. It cannot predict the extent of further price competition and customer churn into the future, but it anticipates some ongoing re-pricing of its existing subscriber base, as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than Wireless’ existing customers, which could slow revenue growth.

Rate Increases Could Adversely Affect Wireless’ Results of Operations

      Commencing January 1, 2001, Wireless was required to make payments equal to an annual percentage of adjusted revenues in accordance with the new revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced the final rate for 2002 and interim rate for 2003 of 1.3%. Wireless cannot anticipate the final rate for 2003 or for future years.

      Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Spectrum fees are currently assessed on a per radio channel basis in the case of cellular and a per site basis for PCS. The new regime proposes an annual cost per

MHz per population for both cellular and PCS, and therefore fees would be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The rate proposed by Industry Canada results in overall increases for all major carriers, and is proposed to come into effect on April 1, 2004. Increases would be phased in over a seven-year period to 2011.

      An increase in any of the foregoing rates would have a negative impact on Wireless’ results of operations.

EDGE Technology May Not Be Competitive or Compatible with Other Technologies

      There is no guarantee that the deployment by Wireless of EDGE technology will be competitive or compatible with other technologies. Wireless expects to provide EDGE on a commercial basis in 2004. While Wireless and its strategic partners have selected these technologies as an evolutionary step from their current to future networks, there are other competing technologies that are being developed and implemented in Canada and in other parts of the world. None of the competing technologies is directly compatible with each other. If the next generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers.

Concerns About Radio Frequency Emissions May Adversely Affect Wireless’ Business

      Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that radio frequency emissions are directly attributable to such health issues, concerns over radio frequency emissions may discourage the use of wireless handsets or expose Wireless to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

Restrictions On the Use of Wireless Handsets While Driving May Reduce Subscriber Usage

      Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving was implemented in Newfoundland in April 2003, which permits the use of hands-free devices. Legislation has been proposed in some other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. If laws are passed prohibiting or restricting the use of wireless handsets while driving, it could have the effect of reducing subscriber usage. Additionally, concerns over the use of wireless handsets while driving could lead to potential litigation relating to accidents, deaths or bodily injuries.

Risks Relating to Our Media Business

Further Decline In Demand For Advertising Would Adversely Affect Media’s Results of Operations

      Media depends on advertising as a material source of its revenue, and its businesses would be adversely affected by a further material decline in the demand for local and/ or national advertising. Media derived approximately 52.1% of its revenue in 2002 from the sale of advertising, which is expected to continue to be a material source of Media’s revenue in the future. Advertising revenue, which is largely a function of consumer confidence and general economic conditions, remains unpredictable. Most of Media’s advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. It is also well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Continued weakness and/or instability in the global economy could cause a further decline in future advertising revenue.

      In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media’s control. Moreover, because a substantial portion of Media’s advertising revenue is derived from local advertisers, its ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where Media’s four radio and two over-the-air television stations combined totaled approximately 14.1% of Media’s revenue in 2002. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations or agencies. If Media’s radio and television ratings and/or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and rates which it charges advertisers could be adversely affected.

Media’s Failure to Identify, Complete and Integrate Acquisitions Could Slow the Growth of Its Business and Adversely Affect Its Financial Condition and Results of Operations

      Historically, Media’s growth has been generated in part by strategic acquisitions and Media intends to continue to selectively pursue acquisitions of radio and television stations and publishing properties. Media is not able to predict whether it will be successful in acquiring properties that enhance its businesses. If Media is unable to identify and complete acquisitions, its growth could slow from historical levels. In addition, Media could face difficulties associated with integrating the operations of businesses that it does acquire and this could have a material adverse effect on Media’s business, financial condition or results of operations.

Media Faces Increased Competition

      New programming or content services as well as alternative media technologies, such as digital radio services, direct-to-home satellite, wireless and wired pay television, Internet radio and video programming, and on-line publishing content have all recently begun competing for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media’s ratings or have an adverse effect on its local and/or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media’s business, results of operations or financial condition.

Increased Access to Canadian Advertising By Foreign Publishers Could Adversely Affect Media’s Results of Operations

      The Canadian magazine industry, for many years, benefited from government legislation designed to promote Canadian content in magazines and to prevent the entry into Canada of so-called “split run” magazines, which replace foreign advertisements with advertisements directed at Canadians, but carry little or no Canadian content. In 1997, the World Trade Organization upheld a complaint filed by the U.S. that certain measures adopted by Canada with respect to the Canadian publishing industry contravened the General Agreement on Tariffs and Trade. In 1998, the Government of Canada repealed the contravening legislation and, in May 1999, enacted the Foreign Publishers Advertising Services Act (Canada), which allows foreign publishers access to the Canadian advertising market, subject to certain restrictions. Increased access to Canadian advertising by foreign publishers, many of whom have significant financial resources and large readership bases, could have a significant adverse effect upon Media’s publishing advertising revenue and results of operations.

An Increase In Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations

      A significant portion of Publishing’s operating expenses consist of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8% of Publishing’s operating expenses in 2002. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock, and has no control over paper prices, which can fluctuate widely. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 11.0% of Publishing’s operating expenses in 2002. Publishing relies on third parties for all of its printing services. Media relies on the Canadian Postal Service to distribute a large percentage of its publications. In addition, Canadian publishers, including Media, receive certain financial assistance from the Government of Canada, which reduces operating costs. The Government of Canada is currently reviewing these subsidies. A material increase in paper prices, printing costs or postage, or a change in governmental subsidies, could have a material adverse effect on Media’s business, results of operations or financial condition.

Changes to the CRTC’s Radio and Television Policies May Adversely Affect Media’s Business

      In 2003, the CRTC may consider the replacement of its transitional digital radio policy with a final policy. The CRTC has released its digital television licensing policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the Digital Television decision provides a positive framework for the introduction of digital television broadcasting in Canada. The Commercial Radio Policy 1998 was also intended for review after five years. We expect a CRTC review this year to involve issues such as multiple licence ownership and Canadian content. The CRTC will also monitor the on-going transition or migration of analog to digital as well as the introduction of interactivity.

Tariff Increases Could Adversely Affect Media’s Results of Operations

      Copyright liability tends to escalate over time for radio and television as a result of the introduction of new tariffs, together with pressure from existing rightsholders to increase existing tariffs. The Copyright Board held a merged Tariff 2 (Broadcast TV) and Tariff 17 (non-broadcast TV) hearing in April 2003. At this hearing, the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) was seeking an increase for each of the television tariffs. No decision has been issued to date. SOCAN and the Neighbouring Rights Collective Society (“NRCC”) have also proposed increased performing rights radio tariffs, with the NRCC also proposing to eliminate important exemptions for all-talk stations. An increase in tariffs would have an adverse effect on Media’s results of operations.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $239.0 million (US$162.7 million based on the noon rate of exchange as reported by the Bank of Canada on March 31, 2003 of Cdn$1.4693 = US$1.00) after deduction of expenses and commissions. We currently intend to use these proceeds, together with other available funds (including funds from the repayment of all of the Cable intercompany debt owing to RCI from a drawdown of Cable bank debt), to redeem US$205.4 million aggregate principal amount of RCI’s Senior Notes, due 2007, together with associated premiums, and for general corporate purposes.

DIVIDENDS

      In May 2003, the RCI Board of Directors adopted a dividend policy that provides for the payment, each year, of dividends aggregating $0.10 per share on each outstanding Class A Voting share and Class B Non-Voting share held as of the record date, as determined by the Board. The dividend payments, payable twice yearly in the amount of $0.05 per share, are scheduled to be made on the first trading day following January 1 and July 1 in each year, commencing July 2, 2003. This policy will result in a semi-annual payment of dividends on the Series E Preferred shares in the amount of $0.05 per share. The dividend policy will be reviewed periodically by the Board. The declaration and payment of dividends, including the dividend intended for July 2, 2003, are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the Board may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders. The ability of our subsidiaries to pay these amounts is limited. See “Risk Factors — Risks Relating to RCI”.

      During the year ended December 31, 2002, no dividends were declared on Class A Voting shares, Class B Non-Voting shares, Series B Preferred shares and Series E Preferred shares held by members of our Management Share Purchase Plan. Prior to 2000, no dividends had been declared on the Class A Voting shares or Class B Non-Voting shares since the fiscal year ended August 31, 1982. In fiscal 2000, dividends aggregating $10.2 million were paid on the Class A Voting shares, the Class B Non-Voting shares, the Series B Preferred shares and the Series E Preferred shares. During the year ended December 31, 2001, $14,000 of dividends declared in 2001 were paid on Series B Preferred shares and Series E Preferred shares held by members of our Management Share Purchase Plan. Dividends may not be paid in respect of the Class A Voting shares or Class B Non-Voting shares unless all accrued and unpaid dividends in respect of our Preferred shares have been paid or provided for. As at December 31, 2002, we had declared and paid all dividends scheduled to be paid in respect of our Preferred shares pursuant to the terms of such Preferred shares. We paid dividends in respect of our Preferred shares and distributions in respect of our Convertible Preferred securities in aggregate amounts of approximately $30.0 million, $20.3 million, $18.6 million, $18.6 million and $20.3 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively, and approximately $5.1 million for the three month period ended March 31, 2003, in each case net of income taxes and exclusive of dividends paid to subsidiary companies.

PRICE RANGE AND TRADING VOLUMES OF CLASS B NON-VOTING SHARES

      Our Class B Non-Voting shares are listed and posted for trading on the TSX and the NYSE. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Class B Non-Voting shares on the TSX and the NYSE.

	TSX			NYSE

Month	High	Low	Volume	High		Low		Volume

2000
First Quarter	$49.80	$33.00	82,292,704	US$	34.50	US$	22.63	17,783,000
Second Quarter	44.00	36.35	34,886,200		29.88		24.31	9,135,100
Third Quarter	43.00	34.50	58,677,400		29.06		23.06	11,955,000
Fourth Quarter	36.15	22.25	53,225,200		23.88		14.50	9,850,600
2001
First Quarter	$30.15	$20.25	50,167,440	US$	20.19	US$	12.86	8,790,000
Second Quarter	25.25	17.75	67,528,272		16.58		11.50	6,976,400
Third Quarter	27.35	17.27	52,911,700		17.82		11.00	5,156,100
Fourth Quarter	27.70	19.25	47,291,368		17.35		12.25	5,648,700
2002
First Quarter	$28.35	$21.25	32,885,090	US$	17.72	US$	13.32	3,932,400
Second Quarter	22.95	13.41	57,555,272		14.30		8.90	3,656,200
Third Quarter	14.98	9.80	50,922,100		9.57		6.28	2,370,700
Fourth Quarter	16.83	8.54	55,503,820		10.80		5.36	4,715,600
2003
First Quarter	$16.28	$12.70	57,057,000	US$	11.06	US$	8.35	3,823,300
Second Quarter (through May 27, 2003)	$20.29	$15.52	34,549,852	US$	14.82	US$	10.54	518,900

CAPITALIZATION

      The following table sets forth:

•	the actual consolidated capitalization of RCI and its subsidiaries as at December 31, 2002 and March 31, 2003; and

•	the actual consolidated capitalization of RCI and its subsidiaries as at March 31, 2003, as adjusted to give effect to (i) this offering, (ii) the application of the net proceeds from this offering as described under the section entitled “Use of Proceeds”, (iii) the April 14, 2003 redemption of RCI’s Senior Notes, due 2006, and (iv) the assumed repayment of all of the Cable intercompany debt owing to RCI from a drawdown under the Cable bank loan, as if such transactions had occurred on March 31, 2003.

      This information should be read in conjunction with our consolidated financial statements and the related notes and management’s discussion and analysis in respect of these statements that are incorporated by reference in this prospectus.

	As at	As at March 31, 2003
	December 31, 2002
	Actual	Actual	As Adjusted

	(In thousands of Canadian dollars)
Cash and short term deposits/(bank advances)	$26,884	$4,054	$(542)

Long-term debt:(1)
Rogers Communications Inc.:
Convertible Debentures, due 2005	$320,007	$300,260	$300,260
Senior Notes, due 2006(2)	86,314	81,697	—
Senior Notes, due 2006	75,000	75,000	75,000
Senior Notes, due 2007	324,382	301,731	—
Senior Notes, due 2007	165,000	165,000	165,000
Rogers Wireless Inc.:
Bank credit facility	149,000	204,000	204,000
Senior Secured Notes, due 2006	160,000	160,000	160,000
Senior Secured Notes, due 2007	309,775	288,144	288,144
Senior Secured Debentures, due 2008	433,121	433,121	433,121
Senior Secured Notes, due 2011	764,143	764,143	764,143
Senior Secured Debentures, due 2016	229,987	219,722	219,722
Senior Subordinated Notes, due 2007	282,875	263,122	263,122
Rogers Cable Inc.:
Bank credit facilities(3)	37,000	131,000	281,000
Senior Secured Second Priority Notes, due 2005	412,789	411,896	411,896
Senior Secured Second Priority Notes, due 2007	450,000	450,000	450,000
Senior Secured Second Priority Debentures, due 2007	118,167	109,915	109,915
Senior Secured Second Priority Notes, due 2012	547,430	547,430	547,430
Senior Secured Second Priority Debentures, due 2014	300,000	300,000	300,000
Senior Secured Second Priority Debentures, due 2032	312,700	312,700	312,700
Senior Subordinated Guaranteed Debentures, due 2015	171,406	164,383	164,383
Rogers Media Inc.:
Bank credit facility(3)	—	7,000	7,000
Obligations under mortgage, capital leases and other	38,375	37,297	37,297

Total long-term debt	$5,687,471	$5,727,561	$5,494,133

(Table continued on following page)

	As at	As at March 31, 2003
	December 31, 2002
	Actual	Actual	As Adjusted

	(In thousands of Canadian dollars)
Shareholders’ equity:
Capital stock:
Preferred shares:
Held by subsidiary companies:
60,000 Series XXVII	$60,000	$60,000	$60,000
818,300 Series XXX	10,000	10,000	10,000
300,000 Series XXXI	300,000	300,000	300,000

Total	370,000	370,000	370,000
Held by members of the Company’s share purchase plans:
135,836 Series E	2,327	2,327	2,327
Common shares:
56,240,494 Class A Voting shares	72,320	72,320	72,320
162,875,365 Class B Non-Voting shares(4)	257,989	264,636	285,308

Total	702,636	709,283	729,955
Deduct:
Amounts receivable from employees under certain share purchase plans	6,274	5,003	5,003
Preferred shares of the Company held by subsidiary companies	370,000	370,000	370,000

Total capital stock	326,362	334,280	354,952
Convertible Preferred securities	576,000	576,000	576,000
Contributed surplus	917,262	946,236	1,164,564
Deficit(5)	(415,589)	(396,905)	(409,893)

Total shareholders’ equity	1,404,035	1,459,611	1,685,623

Total capitalization	$7,091,506	$7,187,172	$7,179,756

(1)	For the purposes of this capitalization table, all U.S. dollar amounts of long term debt have been translated into Canadian dollars based on the noon rate of exchange as reported by the Bank of Canada on December 31, 2002 of Cdn$1.5796 = US$1.00 and on March 31, 2003 of Cdn$1.4693 = US$1.00, except that we have entered into cross-currency interest rate exchange agreements to fix the exchange rate with respect to US$1,768.4 million of long term debt at an average exchange rate of Cdn$1.4766 = US$1.00 as of December 31, 2002 and March 31, 2003.

(2)	On April 14, 2003, RCI redeemed its US$54.6 million Senior Notes, due 2006 at a redemption price of 101.521% plus accrued interest. Proceeds for this redemption were provided by drawdown of Cable’s bank loan and the corresponding repayment by Cable of $74.0 million of intercompany debt owing to RCI.

(3)	At March 31, 2003, Cable and Media had $150.0 million and $342.6 million, respectively, of intercompany debt owing to RCI. On an as adjusted basis, all of the Cable intercompany debt is assumed to have been repaid from a drawdown under the Cable bank loan, leaving $342.6 million of Media intercompany debt owing to RCI.

(4)	As at December 31, 2002, 158,784,358 Class B Non-Voting shares were outstanding. As adjusted to give effect to this offering, there would be 175,598,012 Class B Non-Voting shares outstanding as at March 31, 2003.

(5)	As adjusted at March 31, 2003 to give effect to the redemption noted above in footnote (2), the redemption of US$205.4 million aggregate principal amount of RCI’s Senior Notes, due 2007 and the corresponding write-off of the premiums and deferred financing costs relating to those issues, aggregating approximately $13.0 million.

DESCRIPTION OF SHARE CAPITAL

Preferred Shares

      There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by our Board of Directors prior to the issue of such series.

      The Series XXVII Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 1 3/4% per annum.

      The Series XXX Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to non-cumulative dividends at a rate of 9 1/2% per annum.

      The Series XXXI Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to cumulative dividends at a rate of 9 5/8% per annum.

      The Series E Preferred shares are non-voting and are redeemable and retractable under certain conditions. All of these shares are convertible at the option of the holder up to the mandatory date of redemption into our Class B Non-Voting shares at a conversion rate equal to one Class B Non-Voting share for each preferred share to be converted. These shares are entitled to receive, ratably with holders of our Class B Non-Voting shares, cash dividends per share in an amount equal to the cash dividends declared and paid per share on Class B Non-Voting shares.

Common Shares

      There are 200 million authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 25 votes per share. The Class A Voting shares may receive a dividend at an annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at an annual rate of $0.05 per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

      There are 1,400 million authorized Class B Non-Voting shares with a par value of $1.62478 per share. The Class A Voting shares and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.05 per share for each class and share ratably in any remaining assets of the Company in the event of its dissolution or winding up.

      The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of our Class A Voting shares and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada. The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

      At the annual meeting of shareholders of the Company to be held on May 30, 2003, the shareholders will consider a special resolution to: (i) alter the Memorandum of the Company by canceling all authorized but unissued Class A Voting shares; and (ii) amend the Articles of the Company to provide that the directors may not attach any right to any series of Preferred shares of the Company created after the date of the meeting that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and that the Preferred shares of any such series shall have no right to vote at any such general meeting. To be effective, the special resolution must be passed by a majority of not less than three-quarters of the votes cast at the meeting by the holders of the Class A Voting shares.

Convertible Preferred Securities

      Convertible Preferred securities were issued in 1999 with a face value of $600 million to a subsidiary of Microsoft Corporation (“Microsoft”). These Convertible Preferred securities bear interest at 5 1/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred securities, at our option. The Convertible Preferred securities are convertible, in whole or in part, at any time, at Microsoft’s option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred securities, representing a conversion price of $35 per Class B Non-Voting share. The Convertible Preferred securities mature on August 11, 2009, and are callable by us on or after August 11, 2004, subject to certain conditions. We have the option of repaying the Convertible Preferred securities in cash or Class B Non-Voting shares.

PRINCIPAL SHAREHOLDERS

      As at April 1, 2003, there were outstanding 56,240,494 Class A Voting shares of RCI. To the knowledge of the directors and officers of RCI, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of RCI is Edward S. Rogers. For the purposes hereof, a reference to “Edward S. Rogers” includes Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of the Company, and certain corporations, other than RCI and its subsidiaries, owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family. As at April 1, 2003, Edward S. Rogers beneficially owns or controls 51,116,099 Class A Voting shares of RCI, representing approximately 90.9% of the issued and outstanding Class A Voting shares, which class is the only class of issued shares carrying the right to vote in all circumstances.

UNDERWRITING

      Pursuant to an underwriting agreement dated May 28, 2003 (the “Underwriting Agreement”) between RCI and each of the Underwriters named below, RCI has agreed to sell, and the Underwriters severally have agreed to purchase, the number of Class B Non-Voting shares listed opposite their names below:

Number of
Underwriters	Shares

TD Securities Inc.	5,407,125
Scotia Capital Inc.	3,816,794
CIBC World Markets Inc.	1,526,718
RBC Dominion Securities Inc.	1,526,718
Griffiths McBurney & Partners	445,292

Total	12,722,647

      Subject to certain conditions in the Underwriting Agreement, the Underwriters are committed to take and pay in cash to the Company, against delivery of the certificates representing the Class B Non-Voting shares, for all of the Class B Non-Voting shares being offered, if any are taken. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of an event which seriously adversely affects the Canadian, United States or international financial markets.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by RCI.

Paid by RCI

Per Share	$0.786
Total	$10,000,000

      Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. If all the shares are not sold at the initial price to public, the Underwriters may change the offering price and the other selling terms.

      This offering is being made concurrently in the United States and in all of the provinces of Canada pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Class B Non-Voting shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the Underwriters may offer the Class B Non-Voting shares outside of the United States and Canada.

      RCI has agreed for a period of 30 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, Class B Non-Voting shares or securities convertible into or exchangeable or exercisable for any Class B Non-Voting shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class B Non-Voting shares, without the prior written consent of TD Securities Inc. Notwithstanding the foregoing, we shall not be restricted from issuing securities under existing employee benefit and stock plans or upon exercise or conversion of outstanding securities.

      In connection with this offering, the Underwriters may enter into stabilizing transactions, which consist of various bids for or purchases of Class B Non-Voting shares made by the Underwriters in the open market prior to the completion of this offering.

      The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing transactions.

      Stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our Class B Non-Voting shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class B Non-Voting shares. As a result, the price of the Class B Non-Voting shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the TSX, on the NYSE, in the over-the-counter market or otherwise.

      RCI estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

      Pursuant to policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Class B Non-Voting shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made to and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Class B Non-Voting shares at levels other than those which may otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

      RCI has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities laws or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

      Each of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which is a lender to RCI and/or certain of its subsidiaries and to which RCI and/or its subsidiaries are presently indebted. RCI, together with its subsidiaries, was indebted to such banks for approximately $257.9 million at April 30, 2003 under various credit facilities (the “Credit Facilities”), which indebtedness represented approximately 5% of RCI’s total consolidated indebtedness as of such date. Accordingly, under applicable securities laws, RCI may be considered to be a connected issuer of each of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. RCI and its applicable subsidiaries are in compliance with the terms of the Credit Facilities. The indebtedness incurred by RCI and its subsidiaries under certain of the Credit Facilities is secured by various types of security, including trust bonds and share pledges. The decision of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. to act as Underwriters was made independently of their respective parent banks, and such banks have had no influence as to the determination of the terms of this distribution. None of TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. or RBC Dominion Securities Inc. will receive any benefit in connection with the offering of the Class B Non-Voting shares contemplated by this prospectus, other than a portion of the Underwriters’ fee payable by RCI.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Information For Canadian Residents

      In the opinion of Torys LLP, counsel to RCI, and Davies Ward Phillips & Vineberg LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of the Class B Non-Voting shares offered by this prospectus who, within the meaning of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, are or are deemed to be residents of Canada, deal at arm’s length with RCI and are not affiliated with a subsequent purchaser of Class B Non-Voting shares, and hold or will hold their Class B Non-Voting shares as capital property (each a “Resident Purchaser”). Resident Purchasers whose Class B Non-Voting shares do not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election under subsection 39(4) of the Tax Act to have their Class B Non-Voting shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Purchaser in the taxation year of the election, and in all subsequent years, deemed to be capital property.

      The Tax Act contains certain provisions (the “Mark-to-Market Rules”) relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules, and taxpayers that are “financial institutions” as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

      This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices of the Canada Customs and Revenue Agency. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect an investor. Accordingly, prospective purchasers of Class B Non-Voting shares offered by this prospectus should consult their own tax advisors with respect to their particular circumstances.

Taxation of Dividends

      Dividends received on Class B Non-Voting shares by a Resident Purchaser who is an individual will be included in the individual’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

      Dividends received by a Resident Purchaser that is a corporation will be included in income and normally deductible in computing such corporation’s taxable income. However, the Tax Act will generally impose a 33 1/3% refundable Part IV tax on such dividends received by a corporation that was, at any time in the taxation year in which such dividends were received, a “private corporation” as defined in the Tax Act, or a corporation resident in Canada that is controlled, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), to the extent that such dividends are deductible in computing the corporation’s taxable income. Corporations that are not a “private corporation” or a “financial intermediary corporation” (within the meaning of the Tax Act) should consult their own tax advisors as to the application of the tax imposed under Part IV.1 of the Tax Act to dividends received by them on the Class B Non-Voting shares.

Disposition of Class B Non-Voting Shares

      In general, a disposition, or a deemed disposition, of a Class B Non-Voting share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Class B Non-Voting share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the

Class B Non-Voting share. In the event a Resident Purchaser who acquires Class B Non-Voting shares also holds other Class B Non-Voting shares of RCI, the adjusted cost base will be determined by averaging the cost of the Class B Non-Voting shares with the adjusted cost base of all other Class B Non-Voting shares then held by that Resident Purchaser.

      Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss realized in a year normally may be deducted by the Resident Purchaser in computing income to the extent of any taxable capital gains realized in the year. Any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year (in accordance with the rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability for the alternative minimum tax.

      The amount of any capital loss realized on the disposition or deemed disposition of a Class B Non-Voting share by a Resident Purchaser that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Class B Non-Voting share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Resident Purchaser that is a corporation is a member of a partnership or a beneficiary of a trust that owns Class B Non-Voting shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Resident Purchasers to whom these rules may be relevant should consult their own tax advisors.

      A Resident Purchaser that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Certain Canadian Federal Income Tax Information For United States Residents

      The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Class B Non-Voting shares by a holder (a) who, for the purposes of the Tax Act, is not resident in Canada, deals at arm’s length and is not affiliated with RCI, holds the Class B Non-Voting shares as capital property and does not use or hold the Class B Non-Voting shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Class B Non-Voting shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. The Class B Non-Voting shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the Mark-to-Market Rules apply), or otherwise.

      This summary is based on the current provisions of the Tax Act and the regulations thereunder, all Proposed Amendments publicly announced by the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that the Proposed Amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative practice, although no assurance can be given in these respects. The summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

      This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of Class B Non-Voting shares and should not be so construed. The tax consequences to any particular holder of Class B Non-Voting shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

      Dividends paid or credited or deemed to be paid or credited by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross dividend.

Dispositions

      A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Class B Non-Voting share unless the share is “taxable Canadian property” to the holder thereof, and even then only if the U.S. Holder is not entitled to relief under the Treaty.

      A Class B Non-Voting share will be taxable Canadian property to a U.S. Holder if, at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom Class B Non-Voting shares represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our Class B Non-Voting shares is not derived principally from real property situated in Canada, and that no tax will be payable under the Tax Act on a capital gain realized by a U.S. Holder on a disposition of Class B Non-Voting shares.

Certain United States Federal Income Tax Information For U.S. Holders

      The following summary describes certain U.S. federal income tax considerations with respect to the ownership of Class B Non-Voting shares by U.S. Holders (as defined below for the purposes of this summary). Except where noted, this summary deals only with Class B Non-Voting shares held as capital assets and does not deal with special situations, such as those of dealers and traders in securities or currencies, financial institutions, tax-exempt entities, insurance companies, traders in securities who elect to mark-to-market their securities, persons holding Class B Non-Voting shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons actually or constructively owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CLASS B NON-VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY STATE OR LOCAL CONSEQUENCE OR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

      As used in this summary, a “U.S. Holder” of Class B Non-Voting shares means a holder that is (a) a citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof (including the states and the District of Columbia), (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or (e) a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis. If a partnership holds Class B Non-Voting shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Class B Non-Voting shares, you should consult your tax advisor.

Payment of Dividends

      The gross amount of dividends paid to a U.S. Holder of Class B Non-Voting shares (including amounts withheld to pay Canadian withholding taxes) will be treated as dividend income to such U.S. Holder, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction. In the case of an individual U.S. Holder, under pending tax legislation such dividends will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided such holder holds the Class B Non-Voting shares for at least 60 days and certain other conditions are satisfied.

      The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

      A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” or “financial services income” for purposes of computing the foreign tax credit allowable to a U.S. Holder. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Class B Non-Voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Class B Non-Voting shares) and any excess will be treated as capital gain. Such distributions would not give rise to foreign source income.

Sale or Exchange of Class B Non-Voting Shares

      For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of a Class B Non-Voting share in an amount equal to the difference between the U.S. dollar value of the amount realized for the Class B Non-Voting share and the U.S. Holder’s tax basis (determined in U.S. dollars) in the Class B Non-Voting share. Such gain or loss will be a capital gain or loss. Capital gains of noncorporate taxpayers, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of the Class B Non-Voting shares and the proceeds received on the sale, exchange or redemption of the Class B Non-Voting shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report interest and dividends required to be shown on its federal income tax returns or to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Passive Foreign Investment Company

      We do not believe that we are, for U.S. federal tax purposes, a passive foreign investment company, and we expect to continue our operations in such a manner that we will not be a passive foreign investment company. If, however, we are or become a passive foreign investment company, U.S. Holders could be subject to certain additional U.S. federal income tax liabilities.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-10 under the Securities Act relating to the Class B Non-Voting shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

      You may review a copy of the registration statement, including exhibits and documents filed with it, as well as any reports, statements or other information we file in the future with the SEC at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services.

      We are required to file reports under the Exchange Act, and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR”. SEDAR is the Canadian equivalent of the SEC’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the TSX and the NYSE.

      As a “foreign private issuer” under the Exchange Act, we intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 140 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to U.S. GAAP in the notes to the annual consolidated financial statements. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

ENFORCEMENT OF CIVIL LIABILITIES

      RCI is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. In addition, certain of the directors and officers of RCI are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      Our auditors are KPMG LLP, chartered accountants, located at 4100 Yonge Street, Suite 200, Toronto, Ontario, Canada M2P 2H3. Computershare Trust Company of Canada is the Canadian transfer agent and registrar for our Class B Non-Voting shares. Computershare Trust Company, Inc. is the U.S. transfer agent and registrar for our Class B Non-Voting shares.

LEGAL MATTERS

      Certain legal matters in connection with the offering will be passed upon on our behalf by Torys LLP (Canadian counsel) and Cravath, Swaine & Moore LLP (U.S. counsel) and on behalf of the Underwriters by Davies Ward Phillips & Vineberg LLP (Canadian counsel) and Shearman & Sterling (U.S. counsel). As of May 27, 2003, the partners and associates of each of Torys LLP and Davies Ward Phillips & Vineberg LLP, respectively, beneficially owned, directly or indirectly, less than 1% of any class of securities of RCI or any associated party or affiliate of RCI.

INDEPENDENT CHARTERED ACCOUNTANTS

      Our consolidated balance sheets as at December 31, 2001 and 2002 and our consolidated statements of income, deficit and cash flows for the two years ended December 31, 2002, incorporated by reference herein, have been audited by KPMG LLP as indicated in their report incorporated by reference herein.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the underwriting agreement; the consent of KPMG LLP; the consent of Torys LLP; the consent of Davies Ward Phillips & Vineberg LLP; and the powers of attorney pursuant to which amendments to the registration statement may be signed.

PART II

INFORMATION NOT REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

      Under Section 128 of the Company Act (British Columbia) a person who is a director or officer of a company, a former director or officer of a company or a director or officer or former director or officer of a corporation of which the company is or was a shareholder, and the person’s heirs and personal representatives, may be indemnified by that company, with the approval of the Supreme Court of British Columbia, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been a director or officer, including an action brought by the company or corporation; provided, in all cases,

(a) the person acted honestly and in good faith with a view to the best interests of the company or corporation of which the person is or was a director or officer, and

(b) in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing the person’s conduct was lawful.

      In accordance with and subject to the provisions of the Company Act (British Columbia), the articles of the Registrant provide that:

1. the directors shall cause the Registrant to indemnify a director or former director of the Registrant; and

2. the directors may cause the Registrant to indemnify a director or former director of a corporation of which the Registrant is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Registrant or a director of such corporation, including any action brought by the Registrant or any such corporation;

3. the directors may cause the Registrant to indemnify any officer, employee or agent of the Registrant or of a corporation of which the Registrant is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses whatsoever incurred by him or them resulting from his acting as an officer, employee or agent of the Registrant or such corporation; and

4. the Registrant shall indemnify the Secretary or Assistant Secretary of the Registrant (if not a full time employee) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act (British Columbia) or the articles of the Registrant.

      As contemplated by Section 128(4) of the Company Act (British Columbia), the Registrant has purchased insurance against potential claims against the directors and officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

      The Registrant has entered into indemnification agreements with certain of its officers and directors that indemnify such persons to the maximum amount permitted by applicable law. Pursuant to these agreements, the Registrant has agreed to provide such persons an advance of defense costs prior to obtaining the approval from the Supreme Court of British Columbia to grant the indemnification permitted under the Company Act (British Columbia).

II-1

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

      The following exhibits have been filed as part of this Registration Statement on Form F-10.

Exhibit
Number	Description

3.1	Underwriting Agreement among the Registrant, TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Griffiths McBurney & Partners, dated May 28, 2003.
4.1	The audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2001 and 2002, together with the auditors’ report thereon, and management’s discussion and analysis in respect of these statements (incorporated by reference to the Current Report on Form 6-K filed on February 21, 2003).
4.2	The interim unaudited consolidated financial statements of the Registrant as at March 31, 2003 and for the three months ended March 31, 2002 and 2003, and management’s discussion and analysis in respect of these statements (incorporated by reference to the Current Report on Form 6-K filed on April 17, 2003).
4.3	The Information Circular of the Registrant dated April 25, 2003 (except for the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”) distributed in connection with the annual meeting of the shareholders of the Registrant to be held on May 30, 2003 (incorporated by reference to the Current Report on Form 6-K filed on May 23, 2003).
4.4	The Annual Information Form of the Registrant dated May 14, 2003 (incorporated by reference to the Annual Report on Form 40-F filed on May 15, 2003).
4.5	Material Change Report of the Registrant, relating to the adoption of a dividend policy, dated May 28, 2003 (incorporated by reference to the Current Report on Form 6-K filed on May 28, 2003).
5.1	Consent of KPMG LLP.
5.2	Consent of Torys LLP.
5.3	Consent of Davies Ward Phillips & Vineberg LLP.
6.1	Powers of Attorney (included on the signature pages of this Registration Statement).

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

      Concurrently with the filing of this Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 28th day of May, 2003.

ROGERS COMMUNICATIONS INC.

By:	/s/ ALAN D. HORN

Name: Alan D. Horn

Title:	Vice President, Finance and Chief Financial Officer

By:	/s/ M. LORRAINE DALY

Name: M. Lorraine Daly
Title: Vice President, Treasurer

POWER OF ATTORNEY

      Each person whose individual signature appears below hereby appoints Edward S. Rogers, O.C., H. Garfield Emerson, Q.C., M. Lorraine Daly, Alan D. Horn, and David P. Miller, and each of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments) and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ EDWARD S. ROGERS Edward S. Rogers, O.C.	Director, President and Chief Executive Officer (Principal Executive Officer)	May 28, 2003

/s/ ALAN D. HORN Alan D. Horn	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	May 28, 2003

/s/ GREGORY J. HENDERSON Gregory J. Henderson	Vice President, Group Controller (Principal Accounting Officer)	May 28, 2003

/s/ H. GARFIELD EMERSON H. Garfield Emerson, Q.C.	Director and Chairman	May 28, 2003

Philip B. Lind	Director and Vice Chairman

/s/ RONALD D. BESSE Ronald D. Besse	Director	May 28, 2003

/s/ ALBERT GNAT, Q.C. Albert Gnat, Q.C.	Director	May 28, 2003

/s/ THOMAS I. HULL Thomas I. Hull	Director	May 28, 2003

Robert W. Korthals	Director

/s/ ALEXANDER MIKALACHKI Alexander Mikalachki	Director	May 28, 2003

The Hon. David R. Peterson, P.C., Q.C.	Director

/s/ EDWARD S. ROGERS Edward S. Rogers	Director	May 28, 2003

Signature	Title	Date Signed

/s/ LORETTA A. ROGERS Loretta A. Rogers	Director	May 28, 2003

/s/ MELINDA M. ROGERS Melinda M. Rogers	Director and Vice President, Strategic Planning and Venture Investments	May 28, 2003

William T. Schleyer	Director

/s/ IAN H. STEWART, Q.C. Ian H. Stewart, Q.C.	Director	May 28, 2003

John A. Tory, Q.C.	Director

/s/ J. CHRISTOPHER C. WANSBROUGH J. Christopher C. Wansbrough	Director	May 28, 2003

/s/ W. DAVID WILSON W. David Wilson	Director	May 28, 2003

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Rogers Communications Inc. in the United States, in the City of Newark, State of Delaware, on this 28th day of May, 2003.

PUGLISI & ASSOCIATES

/s/ GREGORY F. LAVELLE

Name: Gregory F. Lavelle
Title: Managing Director

Exhibit
Number	Description

3.1	Underwriting Agreement among the Registrant, TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Griffiths McBurney & Partners, dated May 28, 2003.
4.1	The audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2001 and 2002, together with the auditors’ report thereon, and management’s discussion and analysis in respect of these statements (incorporated by reference to the Current Report on Form 6-K filed on February 21, 2003).
4.2	The interim unaudited consolidated financial statements of the Registrant as at March 31, 2003 and for the three months ended March 31, 2002 and 2003, and management’s discussion and analysis in respect of these statements (incorporated by reference to the Current Report on Form 6-K filed on April 17, 2003).
4.3	The Information Circular of the Registrant dated April 25, 2003 (except for the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”) distributed in connection with the annual meeting of the shareholders of the Registrant to be held on May 30, 2003 (incorporated by reference to the Current Report on Form 6-K filed on May 23, 2003).
4.4	The Annual Information Form of the Registrant dated May 14, 2003 (incorporated by reference to the Annual Report on Form 40-F filed on May 15, 2003).
4.5	Material Change Report of the Registrant, relating to the adoption of a dividend policy, dated May 28, 2003 (incorporated by reference to the Current Report on Form 6-K filed on May 28, 2003).
5.1	Consent of KPMG LLP.
5.2	Consent of Torys LLP.
5.3	Consent of Davies Ward Phillips & Vineberg LLP.
6.1	Powers of Attorney (included on the signature pages of the registration statement).